SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Autonomix Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05330T 106

(CUSIP Number)

June 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05330T 106

1	NAME OF REPORTING PERSON: BioStar Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 2,416,305
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 2,416,305
	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,416,305
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 10.5% (See Item 4 herein)
12	TYPE OF REPORTING PERSON: PN

END OF COVER PAGE

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Item 1. (a) Name of Issuer.

Autonomix Medical, Inc.

(b)	Address of issuer’s principal executive offices.

21 Waterway Avenue, Suite 300, The Woodlands, TX 77380

Item 2. (a) Name of person filing (the “Reporting Person”).

BioStar Ventures III, L.P.

(b)	Address or principal business office or, if none, residence.

The address for the Reporting Person is 206 Bridge Street, Charlevoix, MI 49720

(c)	Citizenship.

The Reporting Person is a citizen of the United States of America.

(d)	Title of class of securities.

Common Stock, $0.001 par value

(e)	CUSIP No.

05330T 106

Item 3.

If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	[_] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	[_] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[_] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	[_] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

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Item 4. Ownership.

			(c) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(b) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
BioStar Ventures III, L.P.	2,416,305	10.5%	2,416,305	0	2,416,305	0

* As of August 26, 2024 (based on 23,036,933 shares of the Issuer’s Common Stock outstanding as reported by the Issuer).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2024

BioStar Ventures III, L.P.

By: BioStar Ventures III, L.L.C., its general partner

By: /s/Louis Cannon, MD

Name: Louis Cannon, MD Title: Founder and Senior Managing Director

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